FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                June 10, 2005


                            BRITISH ENERGY GROUP PLC
                               (Registrant's name)


                                  Systems House
                                   Alba Campus
                                   Livingston
                                    EH54 7EG
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                 Exhibit Index

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K:

Exhibit       Description

No.1          RNS Announcement, re: Section 198 Notice  10 June, 2005






10 June 2005



                            British Energy Group plc



UK COMPANIES ACT 1985 - SECTIONS 198-202 - British Energy Group plc (the "Company")



In accordance with Section 198-202 of the UK Companies Act 1985, the Company has received notification from Deutsche Bank AG that on the basis that the relevant issued share capital of the Company is 561,016,553 ordinary shares, Deutsche Bank AG and its subsidiary companies have a notifiable interest in the shares amounting to 13.39%. The total interest is in 75,118,910 shares registered in the names and in the amounts as set out in the Schedule below.


Held as Principal                                       No of Shares

Deutsche Bank AG London                                 70,973,910

Held in Customer Portfolios

DWS Provesta                                             3,000,000

DWS Europaische Aktien                                   1,000,000

DWS SICAV                                                  100,000

DWS ZI                                                      35,000

DWS Investments Italy SGR SpA                               10,000

TOTAL                                                   75,118,910



On 9th June 2005, the Company disclosed that Deutsche Bank AG had a notifiable interest in 78,559,047 shares (14.00%), of which 74,424,047 were held as principal.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  June 10, 2005                      BRITISH ENERGY GROUP PLC

                                           By:____John Searles____

                                           Name:  John Searles
                                           Title: Director - Investor Relations